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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                                PURE WORLD, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            NATUREX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                  NATUREX S.A.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    74622C106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                                JACQUES DIKANSKY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NATUREX S.A.
                            SITE D'AGROPARC MONTFAVET
                                    B.P. 1218
                              84911 AVIGNON, FRANCE
                            TELEPHONE: 334-9023-9689

                                 WITH A COPY TO:
                             RICHARD S. GREEN, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-6225
                            TELEPHONE: (212) 603-2000

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                              --------------------
                            CALCULATION OF FILING FEE


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       TRANSACTION VALUE*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $38,983,662.40                                $4,588.38
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*    Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 8,077,018 outstanding shares of common stock of
     Pure World, Inc. at a purchase price of $4.30 per share. The transaction valuation also includes the offer price of $4.30 multiplied by 988,950, the number of options outstanding.
[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid:   $______________ Filing party: _______________
     Form or Registration No.:  ______________ Date Filed:   _______________
[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]




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


     This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Naturex Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc., a Delaware corporation ("Company"), at a purchase price of $4.30 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated June 17, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The subject company and issuer of the securities subject to the Offer is Pure World, Inc., a Delaware corporation. Its principal executive office is located at 376 Main Street, Bedminster, New Jersey 07921 and its telephone number at such address is (908) 234-9220.

     (b) This Statement relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $4.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in Section 6 entitled "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a)-(c) The information set forth in Section 8 of the Offer to Purchase entitled "Certain Information Concerning Naturex and the Purchaser" and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

     The names of the filing persons are Naturex S.A., a societe anonyme organized under the laws of the French Republic and its wholly-owned subsidiary, Naturex Acquisition Corp., a Delaware corporation. Their principal executive offices are located at Site D'Agroparc Montfavet, B.P. 1218, F-84911 Avignon

Cedex, France. The telephone number at such address is 011-334-9023-9689.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 1 - "Terms of the Offer,"
Section 2 - "Acceptance for Payment and Payment for Shares," Section 3 - "Procedures for Accepting the Offer and Tendering the Shares," Section 4 - "Withdrawal Rights," Section 5 - "Certain U.S. Federal Income Tax Consequences,"
Section 13 - "Certain Effects of the Offer" and Section 15 - "Certain Conditions of the Offer" are incorporated herein by reference.

     (a)(2) The information set forth in the following sections of the Offer to Purchase entitled Section 5 - "Certain U.S. Federal Income Tax Consequences,"
Section 10 - "Background of the Offer; Past Contacts or Negotiations with the Company," Section 11 - "The Transaction Documents" and Section 12 - "Purpose of the Offer; Plans for the Company" are incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a), (b), (e) The information set forth in the following sections of the Offer to Purchase entitled Section 8 - "Certain Information Concerning Naturex and the Purchaser," Section 10 - "Background of the Offer; Past Contacts or Negotiations with the Company," Section 11 - "The Transaction Documents" and
Section 12 - "Purpose of the Offer; Plans for the Company" are incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

     (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 10 - "Background of the Offer; Past Contacts or Negotiations with the Company,"
Section 11 - "The Transaction Documents," Section 12 - "Purpose of the Offer; Plans for the Company," Section 14 - "Dividends and Distributions" and Section 13 - "Certain Effects of the Offer" are incorporated herein by reference.

         (c)(2) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (d) The information set forth in Section 9 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

     (b) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 8 - "Certain Information Concerning Naturex and the Purchaser," Section 10 - "Background of the Offer; Past Contacts or Negotiations with the Company," Section 11 - "The Transaction Documents," Section 12 - "Purpose of the Offer; Plans for the Company" and in
Schedule I to the Offer to Purchase are incorporated herein by reference.

     (b) Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Introduction, and in the sections of the Offer to Purchase entitled Section 17 - "Fees and Expenses" and Section 11 - "Transaction Documents" are incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 8 - "Certain Information Concerning Naturex and the Purchaser" and Section 11 - "The Transaction Documents" are incorporated herein by reference.

     (a)(2) The information set forth in the following sections of the Offer to Purchase entitled Section 1 - "Terms of the Offer," Section 11 - "The Transaction Documents," Section 15 - "Certain Conditions of the Offer" and
Section 16 - "Certain Legal Matters; Regulatory Approvals" are incorporated herein by reference.

     (a)(3) Not applicable.

     (a)(4) The information set forth in Section 13 of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

     (a)(5) None.

     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1)(A) Offer to Purchase.

     (a)(1)(B) Letter of Transmittal.

     (a)(1)(C) Notice of Guaranteed Delivery.

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number
               (TIN) on Substitute W-9.

     (a)(2)    Not applicable.

     (a)(3)    Not applicable.

     (a)(4)    Not applicable.

     (a)(5)(A) Joint Press Release issued by Naturex S.A. and Pure World, Inc. on June 6, 2005 (incorporated herein by reference to the Schedule TO, filed by Naturex S.A. on June 6, 2005.)

     (a)(5)(B) Summary Advertisement as published in the New York Times on June 17, 2005.

     (a)(5)(C) Press Release issued by Naturex S.A. on June 17, 2005.

     (b)(1) Credit Agreement, dated September 19, 2003, between Naturex S.A. and Natexis Banques Populaires (incorporated herein by reference to the Schedule 13D filed jointly by Naturex Acquisition Corp. and Naturex S.A. on June 16, 2005.)

     (b)(2) Credit Agreement, dated December 20, 2004, between Naturex S.A. and Natexis Banques Populaires (incorporated herein by reference to the Schedule 13D filed jointly by Naturex Acquisition Corp. and Naturex S.A. on June 16, 2005.)

     (b)(3) Letter, dated June 2, 2005, from Natexis Banques Populaires to Naturex S.A. (incorporated herein by reference to the Schedule 13D filed jointly by Naturex Acquisition Corp. and Naturex S.A. on June 16, 2005.)

     (d)(1) Agreement and Plan of Merger, dated as of June 6, 2005, among Naturex S.A., Naturex Acquisition Corp. and Pure World, Inc. (incorporated herein by reference to the Schedule 13D filed jointly by Naturex Acquisition Corp. and Naturex S.A. on June 16, 2005.)

     (d)(2) Stockholder Agreement, dated as of June 6, 2005, among Naturex S.A., Naturex Acquisition Corp. and certain stockholders. (incorporated herein by reference to the Schedule 13D filed jointly by Naturex Acquisition Corp. and Naturex S.A. on June 16, 2005.)

     (d)(3) Confidentiality Agreement, dated as of February 16, 2005, between Naturex S.A. and Pure World, Inc.

     (e)(1) Consulting Agreement, dated as of June 6, 2005, between Pure World, Inc. and Paul O. Koether (incorporated by reference to
               Exhibit 10.2 to Pure World's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)

     (g)       Not applicable.

     (h)       Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Naturex S.A.


                                   By:/s/Jacques Dikanksy
                                      --------------------------------------
                                   Name: Jacques Dikanksy
                                   Title: President and Chief Executive Officer




                                   Naturex Acquisition Corp.


                                   By:/s/Jacques Dikanksy
                                     ---------------------------------------
                                   Name: Jacques Dikanksy
                                   Title: President and Chief Executive Officer


Dated: June 17, 2005

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------

(a)(1)(A)       Offer to Purchase.

(a)(1)(B)       Letter of Transmittal.

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)       Guidelines for Certification of Taxpayer Identification Number
                (TIN) on Substitute W-9.

(a)(5)(B) Summary Advertisement as published in the New York Times on June 17, 2005.

(a)(5)(C)       Press Release issued by Naturex S.A. on June 17, 2005.